Supplemental agreement to the financial service framework agreement

This supplemental agreement was entered into in Guangzhou between parties as follows on 16 March 2013:

China Southern Airlines Company Limited (hereinafter referred to as “Party A”)

At: 278 Airport Road, Guangzhou

Legal representative: Si Xian Min

Southern Airlines Group Finance Company Limited (hereinafter referred to as “Party B”)

At: 17 South Hang Yun Street, Airport Road, Guangzhou

Legal representative: Wang Jian Jun

Whereas, this supplemental agreement, entered into by the parties hereto after arm’s length negotiation under a mutual beneficial principle, is supplemental to a financial service framework agreement dated 8 November 2012 between such parties (the "Principal Agreement") as follows:

I.	The first section of the eighth clause of the Principal Agreement (the “Transaction Cap”) shall be amended as: “As agreed between the parties hereto, upon the date on which this agreement become effective, balance of deposit of Party A to Party B on any particular date, accrued interest inclusive, shall not exceed RMB6 billion and balance of loan services provided by Party B on any particular date, total interest expenses inclusive, shall not exceed the same.”
II.	This supplemental agreement constitutes a supplement to the Principal Agreement, where there is any contradiction between relevant provisions thereof, this supplemental agreement shall prevail.
III.	This supplemental agreement shall come into effect upon the date on which approval at a general meeting of Party A is obtained.
IV.	This agreement is in quadruplicate of the same effect, each party shall hold two of which.

(The following is intentionally left blank)

(Signature page for the Supplemental agreement to the financial service framework agreement)

Party A: China southern Airlines Company Limited

Authorized representative: (Seal and signature)

Party B: Southern Airlines Group Finance Company Limited

Authorized representative: (Seal and signature)